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NEW ENGLAND LIFE INSURANCE COMPANY
501 Boylston Street
Boston, Massachusetts 02116-3700


                                       May 15, 1997

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.

     Re:  New England Variable Life Separate Account
          File No. 33-10954
          Withdrawal of filing pursuant to Rule 477
          -----------------------------------------

Commissioners:

     On behalf of New England Life Insurance Company (the "Company") and New England Variable Life Separate Account (the "Account"), we hereby request that 485BPOS tag filing for the Account, which was accepted by the Commission on May 5, 1997, be withdrawn pursuant to Rule 477 under the Securities Act of 1933. The Account CIK number is 0000717347 and the accession number of this filing is 0000927016-97-001245. This filing was an inadvertent duplication of Post-Effective Amendment No. 12 for the Account as filed electronically with the Commission and accepted on April 30, 1997.

     The duplicate filing on May 5, 1997 was due to an error at the vendor responsible for the Account's EDGAR filings, R.R. Donnelley. Attached is a letter from Wayne Eaton of R.R. Donnelley regarding the inadvertent duplicate filing.

     If you have any questions, please contact me at (617) 578-2857.

                                       Sincerely,



                                       Marie C. Swift
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                          [RRD Financial Letterhead]

                                                                    May 15, 1997


Ellen Mitchell
New England Life Insurance Company



Re:    New England Variable Life Separate Account (CIK: 0000717347)
       Rule 477 Request for Withdrawal of Duplicate Amendment to Registration Statement on Form S-6
       (Accession Number 0000927016-97-001245)
       Sec File Number: 033-10954


Dear Ms. Mitchell,


RR Donnelley transmitted an EDGAR submission type 485BPOS for New England Variable Life Separate Account on April 30, 1997 and the filing was accepted by the Securities and Exchange Commission (Accession Number 0000950109-97-003419).

On May 2, 1997 after receiving authorization to transmit an EDGAR submission type 497J (certification of no change in definitive materials), we failed to re-
     ----
assemble the filing prior to transmission to the SEC, resulting in the inadvertent transmission of a 485BPOS filing on behalf of the Account that was identical to the 485BPOS filing that was transmitted on April 30th. This second inadvertent filing (Accession Number 0000927016-97-001245) was accepted on May 5th.

RR Donnelley apologizes for this error. It was a human error and we do not believe this reflects an inherent system flaw. Please let us know if there is any further information we can supply and whether there is anything we can do to assist you in having this amendment withdrawn.


                                             Sincerely,

                                             /s/ Wayne Eaton

                                             Wayne Eaton